Appointment of Executive Officers

On August 28, 2007, Board of Directors of Shinhan Financial Group appointed new Deputy Presidents of the Group as follows.

Name	Title	New / Re- appointment

Baek Soon Lee	Deputy President	Newly appointed

Jae Woon Yoon	Deputy President	Re-appointed with the expiration of current term

Mr. Baek Soon Lee is currently Deputy President of Retail Banking Group of Shinhan Bank, our wholly owned bank subsidiary. Mr. Lee also served as Senior Executive Vice President of Shinhan Financial Group in 2004.

Following the appointment, there are 4 Deputy Presidents at Shinhan Financial Group including Mr. Jae Woo Lee and Mr. Buhmsoo Choi.

For personal profiles of Mr. Jae Woo Lee, Mr. Jae Woon Yoon and Mr. Buhmsoo Choi, please refer to our Form 20-F filed on June 30, 2007.